Exhibit 99.1

Zhihu Regains Compliance with NYSE ADS Trading Price Requirement

BEIJING, June 5, 2024—Zhihu Inc. (NYSE: ZH; HKEX: 2390) (“Zhihu” or the “Company”), a leading online content community in China, today announced that it has received a letter from the New York Stock Exchange (“NYSE”) dated June 3, 2024 (the “Compliance Notice”), notifying the Company that it is no longer considered below the NYSE’s continued listing criterion of a minimum average share price of US$1.00 over a 30 trading-day period (the “NYSE Trading Price Requirement”).

As previously announced, the Company received a letter from the NYSE dated December 28, 2023, notifying the Company that it was below compliance standards due to the trading price of its American Depositary Shares. Following the receipt of the Compliance Notice, the Company is no longer considered below the NYSE Trading Price Requirement and has regained compliance regarding this matter.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86 (10) 6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: zhihu@tpg-ir.com